OTA LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2017

ASSETS		
Cash	$	379,051
Receivables from clearing brokers		68,672,420
Securities owned, at fair value		199,811,128
Other assets		443,215
Due from related parties		1,932,050
	$	271,237,864
LIABILITIES AND MEMBERS' EQUITY		
Liabilities		
Securities sold, not yet purchased, at fair value	$	216,498,919
Accounts payable and accrued expenses		808,016
Total liabilities		217,306,935
Members' equity		53,930,929
	$	271,237,864

See accompanying notes to financial statements.